[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

November 9, 2015

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         PB Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-206892)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join PB Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m. on November 12, 2015, or as soon thereafter as may be practicable.

Very Truly Yours,

By:	/s/ Patricia McJoynt
Name: Patricia McJoynt
Title: Managing Director